                                                                    EXHIBIT 12.1

         The following table sets forth the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the periods shown.

                            THORNBURG MORTGAGE, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (Dollar amounts in thousands)

                                                For the Years Ended December 31,
                                   -------------------------------------------------------
                                     2001        2000       1999        1998        1997
                                   -------     -------     -------     -------     -------

Net income                          58,662      29,165      25,585      22,974      41,402
Add: interest expense and
   amortization of premiums,
   discounts and capitalized
   expense related to
   indebtedness                    199,829     253,343     226,350     253,140     198,657

Earnings as adjusted               258,491     282,508     251,935     276,114     240,059

Fixed charges (interest
   expense and amortization
   of premiums, discounts
   and capitalized expense
   related to indebtedness)        199,829     253,343     226,350     253,140     198,657

Preferred stock dividend             6,679       6,679       6,679       6,679       6,251

Ratio of earnings to fixed
   charges and preferred
   stock dividends                   1.25x       1.09x       1.08x       1.06x       1.17x